Exhibit 99.1

Ctrip to Acquire Celebrity Century from Royal Caribbean Cruises Ltd.

SHANGHAI, September 2, 2014 /PRNewswire/ — Ctrip.com International, Ltd. (NASDAQ: CTRP), a leading travel service provider for accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced that it has, through Exquisite Marine Ltd. (“Exquisite”), an affiliate of Ctrip, entered into an agreement to acquire Celebrity Century, a 1,814-passenger cruise ship, from Royal Caribbean Cruises Ltd. (NYSE, OSLO: RCL).  Royal Caribbean Cruises Ltd. will continue to operate Celebrity Century until April 2015.

Exquisite is a wholly owned subsidiary of Skyseas Holding International Ltd, (“Skyseas”), a co-founded company by Ctrip and other investors, which targets to provide Chinese customers the world-class and tailor-made cruise products. Ctrip has entered into a Memorandum of Understanding with Royal Caribbean Cruises Ltd. to form a joint venture to manage the operations of the acquired cruise ship and potentially broaden the relationship.

“China is becoming one of the largest cruise markets in the world,” said Min Fan, Vice Chairman of the Board and President of Ctrip. “As the largest cruise agency in China, Ctrip has sent over 120,000 guests to cruise trips so far and acquired more than 10% of market share in China. We are excited about the strong growth of the cruise industry and strive to strengthen our leadership in this market.

“We are thrilled about our acquisition of Celebrity Century, which is one of the top-tier vessels in the world,” Min Fan continued, “  Century will be renovated to provide an outstanding cruise experience to China’s leisure travelers, including premium hotel services, diversified dining options, exciting on-board facilities, varieties of entertainments, and inspiring excursions and tours. Ctrip will capitalize on our strong brand, large customer base, and superior service quality, as well as our partner’s extensive cruise operating experience to generate great value to our customers and shareholders.”

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. Ctrip aggregates accommodation and transportation information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also helps customers book vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

About Royal Caribbean Cruises Ltd.

Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) is a global cruise vacation company that owns Royal Caribbean International, Celebrity Cruises, Pullmantur, Azamara Club Cruises and CDF Croisières de France, as well as TUI Cruises through a 50 percent joint venture.  Together, these six brands operate a combined total of 41 ships with an additional 8 under construction contracts.  They operate diverse itineraries around the world that call on approximately 490 destinations on all seven continents. Additional information can be found on www.royalcaribbean.com, www.celebritycruises.com, www.pullmantur.es, www.azamaraclubcruises.com, www.cdfcroisieresdefrance.com or www.rclinvestor.com.

For further information, please contact:

Investor Relations
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12928
Email: iremail@ctrip.com